EXHIBIT 12.1

ADOBE SYSTEMS INCORPORATED
Consolidated Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)	Year Ended
	November 30, 2012	December 2, 2011	December 3, 2010	November 27, 2009	November 28, 2008
Earnings:
Income before provision for income taxes	$1,118,794	$1,035,230	$943,151	$701,520	$1,078,508
Add: fix charges	94,721	94,511	82,953	29,395	41,108
Total earnings	$1,213,515	$1,129,741	$1,026,104	$730,915	$1,119,616

Total fixed charges(*)	94,721	94,511	82,953	29,395	41,108
Ratio of earnings to fixed charges	12.8	12.0	12.4	24.9	27.2
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(*)	Fixed charges consist of interest charges, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.
Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.